Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 609 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2021

August 26, 2021

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2021

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of August 26, 2021, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended June 30, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or “us”) is a global EdTech company that is ‘Building a multilingual world’, developing and marketing products for learners of new languages through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers language educators to easily transition from traditional teaching methods to digital learning. The Company provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd., d/b/a Everybody Loves Languages and Lingo Learning. Everybody Loves Languages provides online training and assessment for language learning, while Lingo Learning is a print-based publisher of English language learning programs in China. Through its two distinct business units, Lingo Media develops, markets, and supports a suite of language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include Everybody Loves Languages (“ELL Technologies”) and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service el-earning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universities, etc.) and corporations. ELL Technologies sells and markets its online language learning solutions in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as language content and leverages its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term growth.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Q2 2021 Operational Highlights

●	Online English Language Learning:
✔	Launched Ola App, allowing students to access hundreds of additional hours of speaking and pronunciation practice with their smartphones with Speak2Me and Studio features.
✔	Redesigned and refreshed product design for English, Portuguese, Spanish, French, Mandarin, and Business courses.
✔	Added Assessment Test security features including:
o	Browser Locking full screen lock, one login per device, and student declaration and selfie picture to verify identity.
✔	ELL Technologies rebranded as Everybody Love Languages, including redesign of logo, website and platform.
✔	Conducted three webinars as part of ELL teacher development series

●	Print-Based English Language Learning:
✔	expanded existing market for PEP Primary English program into one additional province in China

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition to courses to learn French, Mandarin, Spanish, and Portuguese languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, including personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Summary of Q2 2021 product development achievements:

●	Launched Ola App - a iOS and Android native app that provides learners with hundreds of hours of speaking and pronunciation exercises. Added Assessment Test security features including:
-	browser locking full screen lock, one login per device, and student declaration and selfie picture to verify identity.
-	this allows ELL Technologies to sell the Assessment Test as a stand-alone solution.
●	Advanced teacher development course with expected completion in Q3.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 763 million units from its library of program titles.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Overall Performance

During the quarter ended June 30, 2021, Lingo Media recorded revenues of $1,030,518 as compared to $977,389 in 2020. Net income was $707,561 as compared to $624,329 in 2020 resulting in a $0.02 earnings per share as compared to earnings per share of $0.02 in 2020. Total comprehensive income was $451,588 as compared to $557,802 in 2020. The Company recorded selling general and administrative costs of $249,371 compared to $109,596 in 2020. Share-based payments of $nil was recorded in 2021 as compared to $8,985 in 2020. In addition, cash used in operations was $399,197 as compared $386,032 generated from operation in 2020. The increased selling general and administrative costs in Q2 2021 was primarily due to the Company receiving government grants, Canada Book Fund (“CBF”) in the amount of $168,326 and government subsidy Canada Emergency Wage Subsidy (“CEWS”) in the amount of $78,287 in 2020 as compared to $55,300 of CBF, $6,145 of CEWS, and $7,500 from Government of Canada’s Student Work Placement Program in 2021. In absence of government grants and subsidy, Lingo Media’s income from operations of $740,205 for Q2 2020 would have been an adjusted income from operation of $493,594. The Company’s income from operations of $625,541 for Q2 2021 would have been an adjusted income from operation of $556,596 for Q2 2021, which represents an 13% increase.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $152,572 for the three months period, compared to $106,550 in 2020.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $877,946 in 2021 compared to $870,839 in 2020 from People’s Education Press (“PEP”) and People’s Education & Audio Visual Press (“PEP AV”). This revenue consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP and PEP AV’s local marketing and training initiatives. Although royalty revenue in the second quarter of 2020 is consistent with that of prior year in RMB, the increase is due to fluctuation in foreign exchange rates.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2020 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challenge for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by end of 2021, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion by end of 2021, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321 million in 2020. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at June 30, 2021, Lingo Media had working capital of $2,112,984 compared to $1,779,076 as at June 30, 2020. Total comprehensive income for the three-month period ended June 30, 2021 was $451,588 compared to comprehensive income of $557,802 for the period ended June 30, 2020.

Financial Highlights – for the Second Quarter Ended June 30, 2021

	2021	2020	2019
Revenue
Print-Based English Language Learning	$877,946	$870,839	$826,526
Online English Language Learning	152,572	106,550	68,679
	1,030,518	977,389	895,205
Net Profit for the Period	707,561	624,329	430,651
Total Comprehensive Income	451,588	557,802	418,142
Earnings per Share	$0.02	$0.02	$0.01
Total Assets	2,607,163	2,740,022	1,736,278
Working Capital	2,112,984	1,779,076	648,345
Cash Provided (Used) – Operations	(399,197)	386,052	390,970

The Company had cash on hand as at June 30, 2021 of $ 1,292,042 (2020 - $1,127,418) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future debt and/or equity financings, if and as required to fund its operations.

Results of Operations

Revenues

During the quarter, Lingo Media earned $152,572 in online licensing sales revenue as compared to $106,550 in 2020. Revenues from print-based English language learning for the quarter were $877,946 compared to $870,839 in 2020. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and PEP AV and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded revenues of $1,030,518 as compared to $977,389 in 2020. Net profit was $707,561 compared to $624,329 in 2020 resulting in a $0.02 earnings per share as compared to $0.02 earnings per share in 2020.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Selling, General and Administrative

Selling, general and administrative expenses were $249,371 compared to $109,596 in 2020. The increased selling, general and administrative costs in Q2 2021 was primarily due to the Company receiving a government grant, Canada Book Funds (“CBF”), in the amount of $168,326 and government subsidy, Canada Emergency Wage Subsidy (“CEWS”) in the amount of $78,287 in 2020 as compared to $55,300 of CBF, $6,145 of CEWS, and $7,500 from Government of Canada’s Student Work Placement Program in 2021. In absence of government grant and subsidy, selling, general and administrative expenses for Q2 2020 would have been $356,209 and Q2 2021 would be $318,316, which represents a 12% decrease.

Included as a reduction of selling, general and administrative expenses are government grant of $55,330 (2020 - $168,326), relating to the Company's publishing and software projects.

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. During the quarter, the Company applied to the CEWS and received a subsidy subsequent to the end of the quarter. The amount of $6,145 CEWS was recorded during the period as a reduction of general and administrative expense.

The Company participated Career Ready Program in January 2021. It is part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company receive $7,500 from the program. It has been recorded as a reduction of General and Administrative Expense.

Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative expenses for print-based publishing was $85,134 compared to the recovery of $58,154 in 2020. The increase of the expenses is primarily due to the Company receiving greater amount of CEWS last year and increased sales and marketing efforts in Q2 2021. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Quarter Ended June 30th	2021	2020
Sales, marketing & administration	$26,256	$7,729
Consulting fees and salaries	110,589	140,279
General & admin expenses	(1,800)	(5,363)
Travel	3,833	-
Premises	5,416	15,929
Professional fees	2,285	2,296
Less: Grants	(55,300)	(168,326)
Wage subsidy	(6,145)	(58,154)
	$85,134	$7,729

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $33,057 for the period compared to $27,339 in Q2 2020. Selling, general and administrative costs for this operating unit increased in Q2 2021 primarily due to increased remuneration paid to consultants. The company participated in the Career Ready Program, a part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company received $7,500 from the program. It has been recorded as a reduction of general and administrative expenses.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

The following is a breakdown of selling, general and administrative costs directly related to online-based English language learning:

For the Quarter Ended June 30th	2021	2020
Sales, marketing & administration	$27,425	$33,816
Consulting fees and salaries	20,236	8,743
Travel	-	369
Premises	400	12,000
Professional fees	2,496	-
Less: Grants	(17,500)	(27,589)
	$33,057	$27,339

(ii)	Head Office

Selling, general and administrative costs related to head office was $131,180 for the period compared to $140,410 in 2020. Selling, general and administrative costs for this reporting unit decreased in 2021 as compared to 2020, which is primarily due to the reduced expenditure in shareholder services.

For the Period Ended June 30th	2021	2020
Sales, marketing & administration	$17,682	$15,503
Consulting fees & salaries	79,500	79,499
Travel	959	-
Shareholder services	16,308	27,374
Professional fees	16,731	18,034
	131,180	140,410
Total Selling and Administrative Expenses	$249,371	$109,596

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Net Income

Net income for the Company was $762,392 for the period ended June 30, 2021 as compared to $624,329 in 2020. Net income can be attributed to the two operating segments and head office as a reporting segment as shown below:

Online ELL	2021	2020
Revenue	$152,572	$106,550
Expenses:
Direct costs	26,040	20,044
General & administrative	33,058	27,340
Amortization	270	256
Development cost	53,504	48,230
Income taxes and other taxes	-	266
	112,872	96,136
Segmented Profit - Online ELL	$39,700	$10,414

Print-Based ELL
Revenue	$877,946	$870,839
Expenses:
Direct costs	75,043	24,405
General & administrative recovery	85,134	(58,154)
Amortization	676	25,524
Income taxes and other taxes	94,116	93,354
	254,969	85,129
Segmented Profit – Print-Based ELL	$622,977	$785,710

Head Office
Expenses:
General & administrative	131,179	140,410
Amortization of property & equipment	73	144
	131,252	140,554
Total Segmented Profit	$531,425	$665,570

Other
Foreign exchange gain (loss)	179,607	(9,223)
Interest and other financial expenses	(3,471)	(13,033)
Share based payment	-	(8,985)
Other comprehensive income	(255,973)	(66,527)
	(79,837)	(97,768)
Total Comprehensive Income	$451,588	$557,802

Foreign Exchange

The Company recorded foreign exchange gain of $179, 607 as compared to a foreign exchange loss of $9,223 in 2020, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $nil compared to $8,985 in Q2 2020.

Net Profit for the Period

The Company reported a net profit of $707,561 for the period as compared to $624,329 in Q2 2020. The earnings per share for the period is $0.02 compared to $0.02 in Q2 2020.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive income of $451,588 for the quarter ended June 30, 2021 as compared to $557,802 in Q2 2020.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary of Quarterly Results

	Q3-20	Q4 – 20	Q1 –21	Q2 - 21
Revenue	$68,775	$958,766	$149,080	1,030,518
Income / (Loss) Before Taxes and Other Comprehensive Income	(356,241)	695,059	(416,801)	801,677
Total Comprehensive Income / (Loss)	(400,723)	511,450	(268,257)	451,588
Income / (Loss) per Basic and Diluted Share	$(0.01)	$0.01	$(0.01)	$0.02

	Q3 – 19	Q4 – 19	Q1 – 20	Q2 - 20
Revenue	$117,545	$831,508	97,124	977,389
Income / (Loss) Before Taxes and Other Comprehensive Income	(300,438)	432,701	237,055	717,949
Total Comprehensive Income (Loss)	(320,519)	345,093	399,080	557,802
Income / (Loss) per Basic and Diluted Share	$(0.01)	$0.01	$0.01	$0.02

Liquidity and Capital Resources

As at June 30, 2021, the Company had cash of $1,292,042 compared to $1,127,418 in 2020. Accounts and grants receivable of $1,188,781 were outstanding at the end of the period compared to $983,235 in 2020. With 98% of the receivables from PEP and the balance due from ELL Technologies customers with a 90 - 180 days collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,588,007 (2020 - $2,242,448) with current liabilities of $475,022 (2020 - $463,372) resulting in working capital of $2,112,984 (2020 - $1,779,076).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these government grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO in addition to Board Directors and the Secretary of the Board.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation for the quarter was $79,500 (2020 – $79,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

During the 3-month period ended June 30, 2021, the company paid $1,200 director fees to independent directors.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2020	$84,828	$33,180	$118,008
Effect of foreign exchange	614	-	614
Cost, June 30, 2020	$85,442	$33,180	$118,622
Additions	2,319	-	2,319
Effect of foreign exchange	(809)	-	(809)
Cost, December 31, 2020	$86,952	$33,180	$120,132
Additions	2,248	-	2,248
Disposal	(33,384)	-	(33,384)
Effect of foreign exchange	(172)	-	(172)
Cost, June 30, 2021	$55,644	$33,180	$88,824
Accumulated depreciation, January 1, 2020	$59,567	$23,226	$82,793
Charge for the period	2,643	4,266	6,909
Effect of foreign exchange	588	-	588
Accumulated depreciation, June 30, 2020	$62,798	$27,492	$90,290
Charge for the period	2,671	4,266	6,937
Effect of foreign exchange	(780)	-	(780)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Charge for the period	2,102	1,422	3,524
Disposal	(30,134)	-	(30,134)
Effect of foreign exchange	(169)	-	(169)
Accumulated depreciation, June 30, 2021	$36,488	$33,180	$69,668
Net book value, December 31, 2020	$22,263	$1,422	$23,685
Net book value, June 30, 2021	$19,156	$-	$19,156

Right-of-Use Asset and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date. The Company did not renew the lease and the lease expired on February 28, 2021.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$-
Between 1 and 5 years	-
$-

The Company subleased Suite 609 at 151 Bloor Street West, Toronto Ontario. It also has equipment lease and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the period is $7,119.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

The Company’s lease obligation and movements during the period ended June 30, 2021:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	21,990
Lease payment	(58,800)
Lease obligation at June 30, 2020	$537,952
Accretion on lease liability	20,492
Lease payment	(58,798)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600
Lease payment	(19,600)
Lease obligation at June 30, 2021	$-

The Company’s right-of-use assets and movements therein during the period ended June 30, 2021:

Office Lease
Right-of-use assets at January 1, 2020	$514,181
Depreciation on right-of-use assets	(44,939)
Right-of-use assets at June 30, 2020	469,242
Adjustment from lease reassessment	(480,047)
Depreciation on right-of-use assets	27,593
Right-of-use assets at December 31, 2020	$16,788
Depreciation on right-of-use assets	(16,788)
Right-of-use assets at June 30, 2021	$-

COVID-19

Since December 31, 2029, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which are already reflected in these financial statements.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which meets the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $117,624 (2020 ‑ $76,990) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar on June 30, 2021, would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2021, are as follows:

June 30, 2021
USD
Cash	894,125
Accounts receivable	851,842
Accounts payable	29,091

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2021, the Company had cash of $1,292,042, accounts and grants receivable of $1,188,781 and prepaid and other receivables of $107,184 to settle current liabilities of $475,023.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As of June 30, 2021, the Company has outstanding receivables of $1,188,781 (2020 - $983,235). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting stock options to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Disclosure of Outstanding Share Data

As of August 26, 2021, the followings are outstanding:

Common Shares – 35,529,192

Warrants – Nil

Stock Options – 4,240,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis